FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 14, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for August 14, 2008 and incorporated by reference herein is the Registrant’s immediate report dated August 14, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: August 14, 2008

BLUEPHOENIX SOLUTIONS TO PRESENT AT 15th NATURAL USERS
CONFERENCE ON AUGUST 19th IN CAMBRIDGE, MASSACHUSETTS

HERZLIYA, ISRAEL, August 14, 2008 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that its CMO, David Leichner, will present at the 15th Natural User Conference on Tuesday, August 19th, 2008. The conference, primarily designed for professionals working with Natural and ADABAS, will be held from August 17-20, 2008 at the Hyatt Regency Hotel in Cambridge, Massachusetts.

Enterprises are spending ever growing amounts of their budgets running their Natural applications and ADABAS databases on legacy platforms. Yet technology continues to evolve, and today there are alternative environments that can provide the required computing power, agile environments for business updates, an abundance of available developer resources and significantly reduced total cost of ownership (TCO).

David Leichner, CMO of BluePhoenix Solutions, will speak on the topic of migration and expansion across technologies and platforms in a session entitled: “Future Proof Your Natural/ADABAS Investments while Reducing Costs.”

This session will focus on the benefits of re-hosting Natural/ADABAS systems to alternative environments. It will provide a clear methodology as to how to calculate current TCO and predict project return on investment (ROI) for re-hosting Natural/ADABAS systems.

The Natural Conference is four days of extensive learning experience that includes four training tracks, daily vendor and user presentations, vendor exhibits, networking, roundtable discussions and evening social events. For information about the conference please visit www.naturalconference.com.

To learn more about BluePhoenix modernization solutions please visit www.bphx.com.

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

BluePhoenix Contact
Colleen Pence
+1210-408-0212, ext. 600
cpence@bphx.com

Investor Contact	Financial Media Contact
Peter Seltzberg	Jeffrey Stanlis
Hayden Communications	Hayden Communications
(646) 415-8972	(602) 476-1821
peter@haydenir.com	jeff@haydenir.com